American National Bankshares Inc. and Subsidiaries
Consolidated Balance Sheets
(Dollars in thousands, except share and per share data)
Unaudited

| | September 30 | |
ASSETS	2009	2008
Cash and due from banks	$ 17,451	$ 25,136
Interest-bearing deposits in other banks	8,892	8,050
Securities available for sale, at fair value	181,953	134,114
Securities held to maturity	6,540	7,133
Total securities	188,493	141,247
Loans held for sale	3,840	2,269
Loans	539,188	576,598
Less allowance for loan losses	(8,260)	(8,083)
Net Loans	530,928	568,515
Premises and equipment, net	19,390	16,459
Other real estate owned	4,558	707
Goodwill	22,468	22,468
Core deposit intangibles, net	1,792	2,169
Accrued interest receivable and other assets	12,534	13,625
Total assets	$ 810,346	$ 800,645

LIABILITIES AND SHAREHOLDERS' EQUITY

Liabilities:		
Demand deposits -- noninterest-bearing	$ 105,100	$ 102,065
Demand deposits -- interest-bearing	92,012	107,228
Money market deposits	71,424	56,574
Savings deposits	62,420	59,563
Time deposits	265,339	263,627
Total deposits	596,295	589,057
Short-term borrowings:		
Customer repurchase agreements	71,339	44,951
Other short-term borrowings	4,000	25,920
Long-term borrowings	8,675	13,825
Trust preferred capital notes	20,619	20,619
Accrued interest payable and other liabilities	4,513	3,559
Total liabilities	705,441	697,931
Shareholders' equity:		
Common stock, $1 par, 10,000,000 shares authorized,		
6,107,327 shares outstanding at September 30, 2009 and		
6,090,804 shares outstanding at September 30, 2008	6,107	6,091
Capital in excess of par value	26,900	26,439
Retained earnings	71,445	70,962
Accumulated other comprehensive income (loss), net	453	(778)
Total shareholders' equity	104,905	102,714
Total liabilities and shareholders' equity	$ 810,346	$ 800,645

American National Bankshares Inc. and Subsidiaries
Consolidated Statements of Income
(Dollars in thousands, except share and per share data)
Unaudited

	Three Months Ended September 30		Nine Months Ended September 30	
	2009	2008	2009	2008
Interest and Dividend Income:				
Interest and fees on loans	$ 7,666	$ 8,916	$ 23,617	$ 27,347
Interest and dividends on securities:				
Taxable	1,241	1,179	3,594	3,644
Tax-exempt	434	388	1,236	1,240
Dividends	27	41	70	191
Other interest income	96	75	287	225
Total interest and dividend income	9,464	10,599	28,804	32,647
Interest Expense:				
Interest on deposits	1,921	2,845	6,628	9,543
Interest on short-term borrowings	135	429	548	1,340
Interest on long-term borrowings	65	126	276	423
Interest on trust preferred capital notes	343	343	1,030	1,030
Total interest expense	2,464	3,743	8,482	12,336
Net Interest Income	7,000	6,856	20,322	20,311
Provision for loan losses	492	280	1,334	1,020
Net Interest Income After Provision				
for Loan Losses	6,508	6,576	18,988	19,291
Noninterest Income:				
Trust fees	813	901	2,338	2,697
Service charges on deposit accounts	536	603	1,549	1,769
Other fees and commissions	257	193	750	622
Mortgage banking income	361	238	1,215	633
Brokerage fees	23	126	153	370
Securities gains (losses), net	1	(87)	2	(195)
Impairment of securities	-	-	-	(255)
Net loss on foreclosed real estate	-	-	(1,222)	(7)
Other	128	88	321	404
Total noninterest income	2,119	2,062	5,106	6,038
Noninterest Expense:				
Salaries	2,471	2,466	7,734	7,416
Employee benefits	806	688	2,451	2,212
Occupancy and equipment	704	684	2,174	2,120
FDIC assessment	203	47	984	88
Bank franchise tax	160	172	483	522
Core deposit intangible amortization	94	94	283	283
Other	1,160	1,334	3,685	3,936
Total noninterest expense	5,598	5,485	17,794	16,577
Income Before Income Taxes	3,029	3,153	6,300	8,752
Income Taxes	862	929	1,659	2,414
Net Income	$ 2,167	$ 2,224	$ 4,641	$ 6,338
Net Income Per Common Share:				
Basic	$ 0.36	$ 0.36	$ 0.76	$ 1.04
Diluted	$ 0.35	$ 0.36	$ 0.76	$ 1.04
Average Common Shares Outstanding:				
Basic	6,104,505	6,093,851	6,094,261	6,099,933
Diluted	6,111,913	6,100,089	6,098,221	6,109,947

American National Bankshares Inc. and Subsidiaries
Financial Highlights
(In thousands, except share, ratio and nonfinancial data, unaudited)

	3rd Qtr 2009	2nd Qtr 2009	3rd Qtr 2008	YTD 2009	YTD 2008
EARNINGS					
Interest income	$ 9,464	$ 9,690	$ 10,599	$ 28,804	$ 32,647
Interest expense	2,464	2,781	3,743	8,482	12,336
Net interest income	7,000	6,909	6,856	20,322	20,311
Provision for loan losses	492	492	280	1,334	1,020
Noninterest income	2,119	2,253	2,062	5,106	6,038
Noninterest expense	5,598	6,321	5,485	17,794	16,577
Income taxes	862	643	929	1,659	2,414
Net income	2,167	1,706	2,224	4,641	6,338
PER COMMON SHARE					
Earnings per share - basic	$ 0.36	$ 0.28	$ 0.36	$ 0.76	$ 1.04
Earnings per share - diluted	0.35	0.28	0.36	0.76	1.04
Cash dividends declared	0.23	0.23	0.23	0.69	0.69
Book value per share	17.18	16.82	16.86	17.18	16.86
Book value per share - tangible (a)	13.20	12.83	12.82	13.20	12.82
Closing market price	21.82	19.25	18.00	21.82	18.00
FINANCIAL RATIOS					
Return on average assets	1.07%	0.84%	1.13%	0.77%	1.08%
Return on average equity	8.38	6.63	8.72	6.00	8.26
Return on average tangible equity (b)	11.30	9.05	11.84	8.22	11.25
Average equity to average assets	12.77	12.66	12.97	12.74	13.02
Net interest margin, taxable equivalent	3.91	3.84	3.90	3.79	3.87
Efficiency ratio	59.77	66.98	59.51	65.07	60.33
Effective tax rate	28.46	27.37	29.46	26.33	27.58
PERIOD-END BALANCES					
Securities	$ 188,493	$ 151,418	$ 141,247	$ 188,493	$ 141,247
Loans held for sale	3,840	10,408	2,269	3,840	2,269
Loans	539,188	557,042	576,598	539,188	576,598
Goodwill and other intangibles	24,260	24,354	24,637	24,260	24,637
Assets	810,346	811,483	800,645	810,346	800,645
Assets - tangible (a)	786,086	787,129	776,008	786,086	776,008
Deposits	596,295	615,231	589,057	596,295	589,057
Customer repurchase agreements	71,339	59,437	44,951	71,339	44,951
Other short-term borrowings	4,000	-	25,920	4,000	25,920
Long-term borrowings	29,294	29,331	34,444	29,294	34,444
Shareholders' equity	104,905	102,618	102,714	104,905	102,714
Shareholders' equity - tangible (a)	80,645	78,264	78,077	80,645	78,077
AVERAGE BALANCES					
Securities	$ 159,314	$ 147,576	$ 141,697	$ 148,415	$ 147,863
Loans held for sale	6,540	7,787	1,986	5,788	1,936
Loans	547,075	562,654	572,196	559,938	563,667
Interest-earning assets	741,194	744,899	724,368	740,399	722,619
Goodwill and other intangibles	24,314	24,406	24,695	24,408	24,781
Assets	810,064	812,404	786,804	808,761	785,372
Assets - tangible (a)	785,750	787,998	762,109	784,353	760,591
Interest-bearing deposits	503,793	513,876	480,133	509,470	480,806
Deposits	606,134	612,134	577,263	607,440	578,922
Customer repurchase agreements	65,341	60,876	51,038	60,790	53,069
Other short-term borrowings	460	1,553	17,589	1,355	11,808
Long-term borrowings	29,325	30,460	34,474	31,376	34,195
Shareholders' equity	103,411	102,862	102,052	103,060	102,290
Shareholders' equity - tangible (a)	79,097	78,456	77,357	78,652	77,509
CAPITAL					
Average shares outstanding - basic	6,104,505	6,096,034	6,093,851	6,094,261	6,099,933
Average shares outstanding - diluted	6,111,913	6,097,047	6,100,089	6,098,221	6,109,947
Shares repurchased	-	-	7,850	7,600	39,050
Average price of shares repurchased	$ -	$ -	$ 17.42	$ 15.92	$ 20.16

American National Bankshares Inc. and Subsidiaries
Financial Highlights
(In thousands, except share, ratio and nonfinancial data, unaudited)

	3rd Qtr 2009	2nd Qtr 2009	3rd Qtr 2008	YTD 2009	YTD 2008
ALLOWANCE FOR LOAN LOSSES					
Beginning balance	$ 7,934	$ 7,836	$ 7,932	$ 7,824	$ 7,395
Provision for loan losses	492	492	280	1,334	1,020
Charge-offs	(318)	(422)	(179)	(1,116)	(552)
Recoveries	152	28	50	218	220
Ending balance	$ 8,260	$ 7,934	$ 8,083	$ 8,260	$ 8,083
LOANS					
Construction and land development	$ 46,175	$ 50,930	$ 65,826	$ 46,175	$ 65,826
Commercial real estate	209,470	210,832	208,046	209,470	208,046
Residential real estate	126,392	128,835	139,683	126,392	139,683
Home equity	62,519	61,818	55,665	62,519	55,665
Commercial and industrial	87,226	96,978	99,139	87,226	99,139
Consumer	7,406	7,649	8,239	7,406	8,239
Total	$ 539,188	$ 557,042	$ 576,598	$ 539,188	$ 576,598
NONPERFORMING ASSETS AT PERIOD-END					
Nonperforming loans:					
90 days past due	$ -	$ -	$ -	$ -	$ -
Nonaccrual	3,106	2,745	6,674	3,106	6,674
Foreclosed real estate	4,558	4,033	707	4,558	707
Nonperforming assets	$ 7,664	$ 6,778	$ 7,381	$ 7,664	$ 7,381
ASSET QUALITY RATIOS					
Annualized net chargeoffs to average loans	0.12%	0.28%	0.09%	0.21%	0.08%
Nonperforming assets to total assets	0.95	0.84	0.92	0.95	0.92
Nonperforming loans to total loans	0.58	0.49	1.16	0.58	1.16
Allowance for loan losses to total loans	1.53	1.42	1.40	1.53	1.40
Allowance for loan losses to					
nonperforming loans	265.94	289.03	121.11	265.94	121.11
OTHER DATA					
Fiduciary assets at period-end (c)	$ 354,860	$ 333,754	$ 368,341	$ 354,860	$ 368,341
Retail brokerage assets at period-end (c)	$ 63,893	$ 89,016	$ 91,026	$ 63,893	$ 91,026
Number full time-time equivalent employees (d)	246	255	258	246	258
Number of full service offices	19	19	20	19	20
Number of loan production offices	2	2	1	2	1
Number of ATM's	24	24	23	24	23

Notes:

(a) - Excludes goodwill and other intangible assets
(b) - Excludes amortization expense, net of tax, of intangible assets
(c) - Market value
(d) - Average for quarter
N/A - Percentage change is not applicable or not meaningful

Net Interest Income Analysis
For the Three Months Ended September 30, 2009 and 2008
(in thousands, except rates)

	Average Balance		Interest Income/Expense		Yield/Rate	
	2009	2008	2009	2008	2009	2008
Loans:						
Commercial	$ 85,894	$ 94,575	$ 1,027	$ 1,423	4.78%	6.02%
Real estate	460,253	471,162	6,508	7,323	5.66	6.22
Consumer	7,468	8,445	158	192	8.46	9.09
Total loans	553,615	574,182	7,693	8,938	5.56	6.23
Securities:						
Federal agencies and GSE	56,706	43,543	538	534	3.80	4.91
Mortgage-backed & CMO's	37,609	48,000	506	607	5.38	5.06
State and municipal	56,665	44,104	798	602	5.63	5.46
Other	8,334	6,050	80	54	3.84	3.57
Total securities	159,314	141,697	1,922	1,797	4.83	5.07
Deposits in other banks	28,265	8,489	96	75	1.36	3.53
Total interest-earning assets	741,194	724,368	9,711	10,810	5.24	5.97
Non-earning assets	68,870	62,436				
Total assets	$ 810,064	$ 786,804				
Deposits:						
Demand	$ 94,869	$ 110,230	31	215	0.13	0.78
Money market	76,416	54,642	107	246	0.56	1.80
Savings	62,985	60,499	38	76	0.24	0.50
Time	269,523	254,762	1,745	2,308	2.59	3.62
Total deposits	503,793	480,133	1,921	2,845	1.53	2.37
Customer repurchase agreements	65,341	51,038	134	313	0.82	2.45
Other short-term borrowings	460	17,589	1	116	0.87	2.64
Long-term borrowings	29,325	34,474	408	469	5.57	5.44
Total interest-bearing liabilities	598,919	583,234	2,464	3,743	1.65	2.57
Noninterest bearing demand deposits	102,341	97,130				
Other liabilities	5,393	4,388				
Shareholders' equity	103,411	102,052				
Total liabilities and shareholders' equity	$ 810,064	$ 786,804				
Interest rate spread					3.59%	3.40%
Net interest margin					3.91%	3.90%
Net interest income (taxable equivalent basis)			7,247	7,067		
Less: Taxable equivalent adjustment			247	211		
Net interest income			$ 7,000	$ 6,856		

Net Interest Income Analysis
For the Nine Months Ended September 30, 2009 and 2008
(in thousands, except rates)

	Average Balance		Interest Income/Expense		Yield/Rate	
	2009	2008	2009	2008	2009	2008
Loans:						
Commercial	$ 91,193	$ 90,301	$ 3,227	$ 4,219	4.72%	6.23%
Real estate	466,787	466,346	19,956	22,580	5.70	6.46
Consumer	7,746	8,956	511	606	8.80	9.02
Total loans	565,726	565,603	23,694	27,405	5.58	6.46
Securities:						
Federal agencies and GSE	49,606	46,428	1,584	1,682	4.26	4.83
Mortgage-backed & CMO's	41,158	48,588	1,618	1,852	5.24	5.08
State and municipal	50,439	46,376	2,133	1,910	5.64	5.49
Other	7,212	6,471	185	243	3.42	5.01
Total securities	148,415	147,863	5,520	5,687	4.96	5.13
Deposits in other banks	26,258	9,153	287	225	1.46	3.28
Total interest-earning assets	740,399	722,619	29,501	33,317	5.31	6.15
Non-earning assets	68,362	62,753				
Total assets	$ 808,761	$ 785,372				
Deposits:						
Demand	$ 99,860	$ 108,463	263	600	0.35	0.74
Money market	73,112	52,365	453	779	0.83	1.98
Savings	62,284	62,107	115	276	0.25	0.59
Time	274,214	257,871	5,797	7,888	2.82	4.08
Total deposits	509,470	480,806	6,628	9,543	1.73	2.65
Customer repurchase agreements	60,790	53,069	543	1,103	1.19	2.77
Other short-term borrowings	1,355	11,808	5	237	0.49	2.68
Long-term borrowings	31,376	34,195	1,306	1,453	5.55	5.67
Total interest-bearing liabilites	602,991	579,878	8,482	12,336	1.88	2.84
Noninterest bearing demand deposits	97,970	98,116				
Other liabilities	4,740	5,088				
Shareholders' equity	103,060	102,290				
Total liabilities and shareholders' equity	$ 808,761	$ 785,372				
Interest rate spread					3.43%	3.31%
Net interest margin					3.79%	3.87%
Net interest income (taxable equivalent basis)			21,019	20,981		
Less: Taxable equivalent adjustment			697	670		
Net interest income			$ 20,322	$ 20,311		